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                                                                    EXHIBIT 23

We consent to the inclusion of our report dated March 27, 1998, except for Note 12, as to which the date is April 28, 1998, with respect to the balance sheets of HUBLink, Inc. as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the two-year period then ended, which report appears in the Form 8-K of Healthdyne Information Enterprises, Inc. dated May 27, 1998.

We also consent to the inclusion of our report dated September 10, 1997, with respect to the balance sheets of HUBLink, Inc. as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the two-year period then ended, which report appears in the Form 8-K of Healthdyne Information Enterprises, Inc. dated May 27, 1998.

/s/ KPMG Peat Marwick LLP




Columbus, Ohio
May 27, 1997